13013634



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68663 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vertical Capital Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Pacifica, Suite 190
(No. and Street)

Irvine (City) CA (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Lawson 866-224-9320
(Area Code -- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Sean Lawson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vertical Capital Secruities,LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See attached jurat 2/28/13

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me

on this 28th day of February, 20 13,
Date Month Year

by

(1) Sean Lawson,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

CAROLINE PETRAITIS
Commission # 1939793
Notary Public - California
Orange County
My Comm. Expires Jul 2, 2015

Place Notary Seal Above

Signature Caroline
Signature of Notary Public

### OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |



Item #5910

# Vertical Capital Securities, LLC

## Report Pursuant to Rule 17a-5(d)

## Financial Statements

## For the Year Ended December 31, 2012

## Contents

# Elizabeth Tractenberg, CPA

**3832 SHANNON ROAD**
**LOS ANGELES, CALIFORNIA 90027**
**323/669-0545 – Fax 323/669-0575**
**elizabeth@tractenberg.net**
**PCAOB # 3621**


## Report of Independent Auditor

To the Member
Vertical Capital Securities, LLC
Irvine, California

### Report on the Financial Statements

I have audited the accompanying statement of financial condition of Vertical Capital Securities, LLC as of December 31, 2012 and related statements of income (loss), changes in member's equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Vertical Capital Securities, LLC's management.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vertical Capital Securities, LLC as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 17, 2013

**Vertical Capital Securities, LLC**
**Statement of Financial Condition**
**December 31, 2012**

| | |
|---|---|
| **Assets** | |
| Cash and equivalent | $ 8,988 |
| Total Assets | $ 8,988 |
| **Liabilities and Member's Equity** | |
| **Liabilities** | |
| Bank overdraft | $ 73 |
| Accounts payable and accrued liabilities | 3,203 |
| Total Liabilities | 3,276 |
| **Member's Equity** | 5,712 |
| **Total Liabilities and Member's Equity** | $ 8,988 |

See accompanying notes to financial statements

**Vertical Capital Securities, LLC**
**Statement of Income (Loss)**
**For the Year Ended December 31, 2012**

| | |
|---|---|
| **Revenues** | |
| Fees and other income | $ 385,320 |
| Total revenues | 385,320 |
| **Expenses** | |
| Commissions | 261,548 |
| Office expense | 1,348 |
| Professional fees | 27,769 |
| Regulatory fees | 7,679 |
| Salaries and payroll taxes | 381,145 |
| Telephone | 1,497 |
| All other expenses | 4,315 |
| **Total expenses** | 685,301 |
| **Income (loss) before tax provision** | (299,981) |
| Income tax provision | 1,700 |
| **Net income (loss)** | $ (301,681) |

See accompanying notes to financial statements

# Vertical Capital Securities, LLC
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2012

| | Total |
|---|---|
| Balance, December 31, 2011 | $ 13,468 |
| Capital contributions | 293,925 |
| Net Income (loss) | (301,681) |
| Member distributions | - |
| Balance, December 31, 2012 | $ 5,712 |

See accompanying notes to financial statements

**Vertical Capital Securities, LLC**
**Statement of Changes in Financial Condition**
**For the Year Ended December 31, 2012**

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income (loss) | $ | (301,681) |
| Changes in operating assets and liabilities: | | |
| Deposits | | 2,499 |
| Bank overdraft | | 73 |
| Accounts payable and accrued liabilities | | (17,905) |
| Net cash used by operating activities | | (317,014) |
| Cash Flows for Investing Activities: | | - |
| Cash Flows for Financing Activities: | | |
| Capital contribution | | 293,925 |
| Cash Flows from Investing Activities | | 293,925 |
| Net increase (decrease) in cash | | (23,089) |
| Cash - beginning of the year | | 32,077 |
| Cash - end of year | $ | 8,988 |
| Supplemental Cash Flow Information | | |
| Cash paid for interest | $ | - |
| Cash paid for income tax | $ | 800 |

See accompanying notes to financial statements

**Vertical Capital Securities, LLC**
**Notes to Financial Statements**
**December 31, 2012**

## Note 1 – Organization and Nature of Business

Vertical Capital Securities, LLC (Company), on September 4, 2009, was organized in Delaware as a Limited Liability Company. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is 100% owned by Vertical Capital Markets Group, LLC.

## Note 2 – Significant Accounting Policies

**Basis of Presentation** – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distribution
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

**Use of Estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition** - The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract or the period that advisory services are rendered, whichever is shorter. Commission income from the sales of tax shelters or limited partnerships are recognized when the deal is closed.

**Income Taxes** - The Company, with consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

**Statement of Changes in Financial Condition** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

**Vertical Capital Securities, LLC**
**Notes to Financial Statements**
**December 31, 2012**

## Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2012**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash | $ 8,988 | $ - | $ - | $ 8,988 |

## Note 4 – Related Party

The Company and its parent have common shareholders. Rent and general overhead are allocated between the two companies. During 2012 the Company paid approximately $8,863 as rent and other expenses and $272,144 for salaries and wages to Vertical Capital Markets Group, LLC.

In addition, substantially all the revenue is generated from sales of investments in investment funds run by the parent company.

**Note 4 – Related Party (continued)**

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

**Note 5 – Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $5,712 which was $712 in excess of its required net capital of $5,000. The Company's net capital ratio was .57 to 1.The Company's net capital was less than the required 120% at December 31, 2012, therefore it was in "early warning" status.

**Note 6 - Income Taxes**

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2012, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $900.

**Note 7– Exemption from the SEC Rule 15c3-3**

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

**Note 8 – SIPC Supplementary Report Requirement**

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2012 because the Company's SIPC Net Operating Revenues are under $500,000.

**Note 9 – Subsequent Events**

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through February 17, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**Vertical Capital Securities, LLC**
**Schedule I Computation of Net Capital Requirements Pursuant**
**To Rule 15c3-1**
**December 31, 2012**

| | |
|---|---|
| Computation of Net Capital | |
| Total ownership equity from statement of financial condition | $ 5,712 |
| Nonallowable assets: | - |
| **Net Capital** | $ 5,712 |
| Computation of Net Capital Requirements | |
| Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness | $ 218 |
| Minimum dollar net capital required | $ 5,000 |
| Net Capital required (greater of above amounts) | $ 5,000 |
| Excess Capital | $ 712 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ 5,385 |
| Computation of Aggregate Indebtedness | |
| Total liabilities | $ 3,276 |
| Aggregate indebtedness to net capital | 0.57 |

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | |
|---|---|
| Net Capital Per Company's Computation | $ 6,802 |
| Variance - | |
| Increase in accrued expenses | (1,090) |
| Net Capital Per Audited Report | $ 5,712 |

See accompanying notes to financial statements

**Vertical Capital Securities, LLC**
**Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2012**

A computation of reserve requirement is not applicable to Vertical Capital Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

**Vertical Capital Securities, LLC**
**Schedule III – Information Relating to Possession or Control**
**Requirements Under to Rule 15c3-3**
**As of December 31, 2012**

Information relating to possession or control requirements is not applicable to Vertical Capital Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

**Elizabeth Tractenberg, CPA**
**3832 SHANNON ROAD**
**LOS ANGELES, CALIFORNIA 90027**
**323/669-0545 – Fax 323/669-0575**
**elizabeth@tractenberg.net**

## PART II
## Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member
Vertical Capital Securities, LLC
Irvine, California

In planning and performing my audit of the financial statements of Vertical Capital Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member
Vertical Capital Securities, LLC
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I found that the Company failed to accrue certain expenses at year end with the result that the net capital was below the 120% required and put the Company in "early warning: status. I do not consider this to be a material weakness as it is a year-end accrual issue. I did not identify any other deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 17, 2013